

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 15, 2010

Mr. Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom S.A.
SIA/Sul, ASP, Lote D, Bloco B –
71215-000 – Setor de Indústria, Brasília, DF, Brazil

RE: Brasil Telecom S.A.
Form 20-F/A for Fiscal Year Ended December 31, 2008
Filed August 7, 2009

Form 6-K/A
Furnished October 19, 2009
File No. 1-15256

Dear Mr. Zornig:

We have reviewed your supplemental response letter dated March 19, 2010 as well as your filings and have the following comments.

<u>Form 20-F/A for Fiscal Year Ended December 31, 2008</u>

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 35. Subsequent events, page F-79</u>

<u>d) Provision for Contingencies, page F-83</u>

1. We note your response to prior comment 2, in which you state that the treasury departments in several states had assessed the Company regarding its use of the ICMS tax credits. In addition, under similar circumstances, Telemar decided to discontinue the practice of using these credits to offset the ICMS payable in 2006 based on their assessment of the probability of losses. In light of these circumstances, it is unclear to us how you concluded that your tax position was more likely than not of being sustained. Please explain how you assessed this tax position under the guidance in FASB ASC 740-10-25-5 through 740-10-25-16 for US GAAP purposes

and your basis for not recording a liability for unrecognized tax benefits upon adoption of this guidance.

In addition, clarify for us where you recorded the offset to the additional provision of R$387 million taken in 2009. You stated in your letter dated December 10, 2009 that the charge was R$255 million net of taxes. Explain to us how this charge impacts your income tax expense.

Form 6-K/A furnished on October 19, 2009

Note 18. Loans and financing, page F-29

e. Covenants, page F-31

2. We note your response to prior comment 5. It is unclear to us how you determined that the classification of the other indebtedness should be based on the probability of the acceleration of the JBIC debt. Because the lender's ability to accelerate the maturity of the debt is outside of your control, it appears the acceleration of the debt subject to cross acceleration provisions is also outside of your control, and therefore should be classified consistently with the classification of the JBIC debt. We believe that all of your debt subject to these provisions should be classified as current as of December 31, 2009.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director